887225



2-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February, 2002

KOREA ELECTRIC POWER CORPORATION
(Translation of registrant's name into English)

167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F_√_ Form 40-F_______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No_√

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

The Resolution of the Board of Directors
Relating to the Convocation of the General Shareholders' Meeting

<table>
<tr><td colspan="2">1. Date of resolution of the Board of Directors</td><td colspan="4">February 22, 2002</td></tr>
<tr><td colspan="2">- Outside Directors</td><td>Present</td><td>6</td><td>Absent</td><td>1</td></tr>
<tr><td colspan="2">- Auditor</td><td colspan="4">Present</td></tr>
<tr><td colspan="2">2. Purpose</td><td colspan="4">For the convocation of the 41st annual general shareholders' meeting</td></tr>
<tr><td rowspan="2">3. Proposed Date and Time of the General Shareholders' Meeting</td><td>Date</td><td colspan="4">March 22, 2002</td></tr>
<tr><td>Time</td><td colspan="4">10:00 a.m.</td></tr>
<tr><td colspan="2">4. Proposed Place for the General Shareholders' Meeting</td><td colspan="4">Grand hall in head office of KEPCO, 167, Samsung-dong, Kangnam-ku, Seoul, Korea</td></tr>
<tr><td colspan="2">5. Agenda and Major contents of the General Shareholders' Meeting</td><td colspan="4">Agenda 1: Approval of balance sheet, profit and loss statement and statement of appropriation of retained earnings for the 41st fiscal year*
Agenda 2: Appointment of Directors</td></tr>
<tr><td colspan="2">6. Resolutions</td><td colspan="4">The decision on convocation of the general shareholders' meeting for the above agenda</td></tr>
<tr><td colspan="2">7. Others</td><td colspan="4">-</td></tr>
</table>

* Preliminary, Unaudited Financial Statements, prepared in accordance with Korean generally accepted accounting principles, are attached hereto

The notices related to the convocation of the 41st general shareholders' meeting are scheduled to be sent to the shareholders after the candidates for directors are determined two (2) weeks prior to the date of such general shareholders' meeting in accordance with the applicable laws of Korea, and the contents of such notices shall be disclosed in our English Homepage (www.kepco.co.kr/en).

** Attachment*

KOREA ELECTRIC POWER CORPORATION

BALANCE SHEET
December 31, 2001(Korean won in millions)

Assets	
Current assets	2,327,084
Non-current assets	48,573,631
	50,900,715
Liabilities and shareholders' equity	
Current liabilities	4,277,647
Long-term liabilities	13,628,313
Total liabilities	**17,905,960**
Capital stock	3,200,504
Capital surplus	14,311,890
Retained earnings	15,351,474
Net income	*1,778,306*
Capital adjustments	130,887
Total Shareholders' Equity	**32,994,755**
Total Liabilities & Equity	**50,900,715**

STATEMENT OF INCOME
Year ended December 31, 2001(Korean won in millions)

Operating revenues	19,820,579
Cost of sales	(16,967,393)
Gross Profit	**2,853,186**
SG&A	(891,024)
Operating income	1,962,162
Non-operating income	2,143,239
Non-operating Expenses	(1,579,515)
Income before income taxes	2,525,886
Income Taxes	(747,580)
Net Income	**1,778,306**

STATEMENTS OF APPROPRIATIONS OF UNAPPROPRIATED RETAINED EARNINGS
Year ended December 31, 2001(Korean won in millions)

Year ended December 31, 2001	
Retained earnings before appropriations	**1,778,306**
Retained earnings carried over from prior years	-
Cumulative effects on prior years of accounting changes	-
Net income	1,778,306
	1,778,306
Appropriations	**1,778,306**
Legal reserve	-
Dividends	351,432
Government(11%)	*113,882*
Other shareholders(11%)	*237,550*
Other reserve	1,426,874
Reserve for investment on social overhead capital	200,000
Business rationalization reserve	1,000
Reserve for business expansion	1,165,874
Reserve for research and human development	60,000
Unappropriated retained earnings to be carried forward to subsequent year	**-**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By:______________________________

Name: Chung, Soo Eun

Title: Chief Financial Officer